Exhibit 1
FOR IMMEDIATE RELEASE
April 24, 2006
Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Senior Managing Director
Tel: (TOKYO) +81-3-3348-2424
E-mail:Info-ir@nissin-f.co.jp
Notice Regarding Changes in Representative Directors
Nissin Co., Ltd. (the “Company”) hereby gives notice that at a meeting of its Board of Directors held today, the Company has informally decided upon changes in its Representative Directors as outlined below.
With regard to the change in President and Representative Director, the Company intends to appoint the new director at a General Meeting of Shareholders scheduled to take place on June 24, 2006. The appointment will then be formally resolved at a meeting of the Board of Directors to be held on the same day.
1.	Reasons for Change
In addition to the existing “Financial Version of OEM” strategy based on alliances with companies in other industries, the Company has been promoting a total finance strategy through the establishment of a loan collection company, a leasing company, and an overseas subsidiary, as well as through the acquisition of a securities company. To implement this strategy, the Company is actively promoting the appointment of executive officers with past experience in a variety of industries.
In order to accelerate the development of the total finance strategy on a global basis and contribute to the group’s growth going forward, the Company recently decided upon a change in its top management. Kunihiko Sakioka, the current President, Representative Director and Executive Officer, and Shinsuke Amiya, who has broad experience primarily in investment banking business at foreign securities firms, will be appointed as the Company’s Co-Chief Executive Officers.
2.	Name and Brief Resume of the Representative Director to be Newly Appointed

Position	President, Representative Director and Co-Chief Executive Officer (“Co-CEO”)
Name	Shinsuke Amiya
Date of Birth	October 3, 1957 (age 48)
Place of Birth	Kagoshima Prefecture
Brief Resume	March 1981	Graduated from Faculty of Law, Hitotsubashi University
	April 1981	Joined Yamaichi Securities Co., Ltd.
	October 1986	Joined Morgan Stanley International Limited (currently Morgan Stanley Japan Securities Co., Ltd.)
	April 1992	Joined SG Warburg Securities (Japan) (currently UBS Securities Japan Ltd.)
	June 1994	Joined Merrill Lynch Securities Inc. (currently Merrill Lynch Japan Securities Company Ltd.)
	April 2001	Head of Financial Institutions Group
	April 2003	Head of Investment Banking Group
	June 2003	Director and Head of Investment Banking Group
	March 2005	Vice-Chairman and Head of Investment Banking Group
3.	Scheduled Date of Appointment
June 24, 2006 (Shinsuke Amiya is scheduled to be appointed as Special Advisor to the Company on May 1, 2006, and to be appointed as President, Representative Director and Co-CEO on the date of the Company’s General Meeting of Shareholders.)
In addition, Hideo Sakioka, its current Chairman and Representative Director, is scheduled to be appointed as Director and Advisor, and Kunihiko Sakioka, its current President, Representative Director and Executive Officer, is scheduled to be appointed as Chairman, Representative Director and Co-CEO.